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                             January 21, 2021

       Eric Wu
       Chief Executive Officer
       Opendoor Technologies Inc.
       1 Post Street
       Floor 11
       San Francisco, CA 94104

                                                        Re: Opendoor
Technologies Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
15, 2021
                                                            CIK No. 0001801169

       Dear Mr. Wu:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Rachel W. Sheridan,
Esq.